United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Schedule 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (Amendment No. 4)

Carbon Energy Corporation
(Name of the Issuer)

Carbon Energy Corporation
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(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

14110Q100
(CUSIP Number of Class of Securities)

Erich Kirsch
Principal Financial and Accounting Officer
Carbon Energy Corporation
1700 Broadway, Suite 1170
Denver, CO 80290
(720) 407-7055

With a copy to:
William T. Hart
Hart & Hart, LLC
1624 N. Washington Street
Denver, CO 80203
(303) 839-0061
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(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.
     240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

                            CALCULATION OF FILING FEE
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    Transaction
   valuation $191.00               Amount of filing fee $0.04
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Transaction  value  determined  by  multiplying  the number of shares  which the
Company will purchase as a result of the Reverse Stock Split by $1.00.


[ ] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        ------------------------------------------------------

Form or Registration No.:
                          ----------------------------------------------------

Filing Party:
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Date Filed:
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


                                  INTRODUCTION

     The Company has previously filed a definitive proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended pertaining to a special meeting of the Company's shareholders. The purpose of this amendment No. 4 to Schedule 13E-3 is to provide the results of the special meeting.

Item 15. Additional Information

     On October 22, 2020, shareholders, at a special meeting of the Company's shareholders, approved an amendment to the Company's Certificate of Incorporation to reverse split the outstanding shares of the Company's common stock on a 4-for-1 basis.

     The amendment was filed with the Delaware Secretary of State on October 26, 2020.

     The reverse stock split will become effective in the over-the-counter markets following notification by FINRA of the effective date of the reverse stock split.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Patrick R. McDonald
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(Signature)


Patrick R. McDonald, Chief Executive Officer
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(Name and title)


November 6, 2020
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(Date)